February 9, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	Hempacco Co., Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-269566 (the “Registration Statement”) WITHDRAWAL OF REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Herbers:

Reference is made to our letter, filed as correspondence via EDGAR on February 3, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement on Form S-1 for 4:30 p.m., Eastern Time, on Tuesday, February 7, 2023, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at that date and time and we hereby formally withdraw our request for acceleration of that effective date.

Please contact Louis A. Bevilacqua of Bevilacqua PLLC, counsel of the representative of the underwriters, at 202-869-0888 (ext. 100) if you have any questions in this regard. We appreciate your assistance in this matter.

[Signature page follows]

Very truly yours,

As representatives of the underwriters

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer

EF Hutton, division of Benchmark Investments, LLC

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

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